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                               January 8, 2021

       Erik Engelson
       President and Chief Executive Officer
       Lucira Health, Inc.
       1412 62nd Street
       Emeryville, California 94608

                                                        Re: Lucira Health, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
23, 2020
                                                            CIK No. 0001652724

       Dear Mr. Engelson:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment 1 to Draft Registration Statement on Form S-1

       Overview, page 1

   1. We continue to evaluate your response to prior comment 1 concerning the clinical trials referenced in the first
sentence of the second paragraph under the heading. With reference to your disclosure on
page 147 concerning clinical trials, please tell us whether the
                                                        "community trial" you
discuss is a clinical trial. Also, tell us whether this is the only trial you conducted that
supports the claim you make in the sentence.
 Erik Engelson
FirstName  LastNameErik Engelson
Lucira Health, Inc.
Comapany
January    NameLucira Health, Inc.
        8, 2021
January
Page 2 8, 2021 Page 2
FirstName LastName
Our Solution, page 3

2. We note your response to prior comment 3 and the revised tabular presentation on page 5.
         Please revise the presentation concerning the additional indication and channel reflected in the 2021 column for your LUCIRA COVID-19 All-In-One Test Kit. In this regard, it should be clear from the graphic, if true, that the planned 2021 submissions relate to the same product that is reflected in the 2020 column. Also please revise the presentation so that it is clear what is "Underway" and what you seek to submit (e.g., an amended/expanded EUA for the product, a 510(k) clearance application, etc.).
COVID-19 Market, page 6

3. With reference to the disclosure added on page 18, please revise the Summary to explain that Ellume has obtained an EUA for OTC use of its COVID-19 test.
General

4. We refer to the graphics and text presented in the gatefolds to your prospectus. Please balance and provide context to the presentation by prominently disclosing that the depicted COVID-19 testing product is not commercialized. Also prominently disclose that the product is not FDA approved/cleared and will be marketed pursuant to Emergency
         Use Authorization.
       You may contact Eric Atallah at (202) 551-3663 or Angela Connell at
(202) 551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Mary Beth Breslin at (202) 551-3625 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Alexa Ekman, Esq.